Exhibit 12.1

Twenty-First Century Fox, Inc.

Computation of Ratio of Earnings to Fixed Charges

(in Millions, Except Ratio Amounts)

(Unaudited)

	For the three months ended September 30,
	2014	2013
Earnings:
Income from continuing operations before income tax expense	$1,603	$1,076
Add:
Equity earnings of affiliates	(379)	(92)
Dividends received from affiliates	3	13
Fixed charges, excluding capitalized interest	341	307
Amortization of capitalized interest	10	11
Total earnings available for fixed charges	$1,578	$1,315
Fixed charges:
Interest on debt and finance lease charges	$305	$272
Capitalized interest	5	-
Interest element on rental expense	36	35
Total fixed charges	$346	$307
Ratio of earnings to fixed charges	4.6	4.3